Mail Stop 3561   January 26, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

Re: Fuqi International, Inc.
Registration Statement on Form 10
Filed December 29, 2006
File No. 0-52383

Dear Mr. Chong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on December 29, 2006, your filing will become effective on February 26, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1. Description of Business, page 2

Corporate History, page 2

2. Please consistently refer to Fuqi International Holdings Co., Ltd. as either "Fuqi BVI" or "Fuqi International Holding" and Shenzhen Fuqi Jewelry Co., Ltd. as either "Fuqi China" or "Shenzhen Fuqi."

Design and Product Development, page 3

3. Briefly define "gold works" and "18K platinum."

Manufacturing, page 3

4. Please describe in further detail your senior design team. Briefly describe their experience and how they work. For example, do they design original pieces? Do they pattern their pieces after popular styles in other countries? Do they travel to other centers of jewelry manufacturing worldwide to view designs, methods of manufacturing, etc.?

5. Please also explain the significance of being "one of the first jewelry makers in China to become ISO 9001 certified."

6. Please revise the second sentence in the first paragraph to state that you believe you use the latest jewelry processing equipment and procedures in the production of your jewelry.

Business and Growth Strategy, page 4

7. We note that you plan to develop platinum as the primary metal from which your jewelry is manufactured. We also note that you intend to open 15 retail stores in China in 2007. Please revise to elaborate upon these plans. For example, how to you plan to emphasize platinum? With respect to your retail plans, do you already have locations procured? Considering it would appear that you offer a wide variety of product styles, do you plan to offer all of these in your retail stores? How do you plan to compete effectively with the competitors you mention later? Are there any limitations upon what you may sell in the retail market as compared to what you sell to your wholesale clients?

Sales and Marketing, page 4

8. Please describe in further detail your customer base. For example, is an equal percentage of your jewelry designed for adults, as well as youth? If your jewelry were sold on a retail basis in the United States, what would be the range

of its selling prices?

9. Please explain "laurel sponsorship."

10. The significance of the beauty pageants and governmental awards you refer to may be unclear to a reader unfamiliar with China. Please briefly explain.

Supply of Raw Materials, page 5

11. We note your indication of where you procure your raw metals, however, it is not clear what your source of stones is for your Studded Jewelry Series.

Employees, page 6

12. On page 6 you state that you have more than 600 employees full-time employees. However, in the first paragraph on page 9 you indicate that you currently have approximately 800 full-time employees. Please clarify.

Risk Factors, page 7

13. Please revise the second sentence in the headnote to state that investors should carefully consider the material risks described below, etc.

14. Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors. See, for example:

- "We may have difficulty establishing adequate management, legal and financial controls in the PRC," page 12;

- "We may not be able to achieve the benefits expected to result from the Share Exchange Transaction," page 13; and

- "We do not foresee paying cash dividends in the foreseeable future," page 15.

Please note these are examples only. Please revise as necessary. Do not assume that investors unfamiliar with your business will be able to decipher the risk.

15. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers of your securities. For example, we note that the following

risk factors appear to contain generic disclosures:

- "We may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all," page 8;

- "Our ability to increase our revenue could be harmed if we are unable to strengthen and maintain a brand image," page 8;

- "We face significant competition from competitors, many of which are larger and have access to more resources," page 8; and

- "The failure to manage growth effectively could have an adverse effect on our business, financial condition, and results of operations," page 9.

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

"There is no current trading market for our common stock…," page 13

16. Please also indicate you will need a market-maker in the future to apply for the quotation of your common stock on the OTC Bulletin Board.

"If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected," page 14.

17. Please also discuss the risk of accounting errors and financial fraud if you fail to maintain effective internal controls over financial reporting.

Item 2. Financial Information, page 16

Management Discussion and Analysis or Plan of Operations, page 18

18. Refer to the first paragraph on page 19. Please quantify the "substantial portion" of your capital that will be applied to the acquisition of materials, components and additional tooling, assembly and labor to manufacture jewelry and to expand your sales, marketing and promotional activities. Also quantify the "substantial additional capital" you will require for assembly or manufacturing activities, for purchase of additional components and for marketing and advertising activities.

Results of Operations, page 21

Nine Months Ended September 30, 2006 and 2005, page 22

19. Your explanation for the decrease in gross profit margin seems inconsistent with

your explanation for the increase in net sales. Please revise your disclosure to clarify whether there was an increase or decrease in your sales prices in the nine months ended September 30, 2006.

Years Ended December 31, 2005 and 2004, page 23

20. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that your net sales increase is primarily attributable to increases in sales quantity only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the volume increase. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 25

21. Please revise your discussion of the changes in cash provided by/used in operations to explain in a reasonable amount of detail the reasons for any significant fluctuations in your working capital accounts, including your inventory and accounts receivable.

22. You indicate in the second paragraph on page 26 that you may require additional cash resources for any investments or acquisitions you may decide to pursue. If you are presently contemplating any investments or acquisitions, please describe.

Contractual Obligations, page 26

23. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

24. Disclose, by footnote or otherwise, the natural person(s) who control Bay Peak LLC.

Item 6. Executive Compensation, page 30

25. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 32

26. We note that Mr. Chong borrowed from Fuqi International since the inception of its operations and the operations of Shenzhen Fuqi Jewelry Company Limited. We also note Fuqi International declared dividends to Mr. Chong, as its sole stockholder, which offset the amounts he owed. Please confirm that Mr. Chong has repaid all amounts owed by him to Fuqi International.

27. Please indicate whether the terms of the related party transactions are comparable to terms with unaffiliated parties.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters, page 33

28. We note that you intend to apply for quotation of your common stock on the OTC Bulletin Board. Please indicate you will need a market-maker to apply for the quotation of your common stock on the OTC Bulletin Board.

Item 10. Recent Sales of Unregistered Securities, page 35

29. Please briefly describe the facts relied upon for the each of the exemptions claimed.

Item 14. Changes in and Disagreements with Accountants and Financial Disclosure, page 39

30. Please file a letter addressed to the Commission from your former auditor stating whether it agrees with the statements made by you in Item 14 and, if not, stating the respects in which it does not agree. This letter should be filed as an exhibit to your Form 10 within two business days of receipt. See Item 15 of Form 10 as well as Item 304(a)(3) and Item 601(b)(16) of Regulation S-K.

Item 15. Financial Statements, page 40

General

31. Please update your audited financial statements through December 31, 2006 before the registration statement becomes effective. Refer to Rule 3-12(d) of Regulation S-X.

32. Please explain to us in detail how you account for stockholder advances and loans and the basis in GAAP for your accounting treatment citing appropriate authoritative literature. In your response please address the following:

    a. Whether you offset advances to stockholder and loans from stockholder on your balance sheets and why your accounting treatment complies with FIN 39;
    b. Why advances to stockholders presented as cash flows used in investing activities differ from the amounts disclosed in Note 7 on page 66;
    c. Whether repayments from stockholder, net presented in cash flows provided by (used for) financing activities on page 57 actually represent advances that should be presented as advances to stockholders in cash flows used in investing activities;
    d. Whether you net cash payments and cash receipts related to advances to stockholder and loans from stockholder in your statements of cash flows and why your presentation complies with SFAS 95;
    e. Whether you received and repaid loans from stockholders during the periods presented and how such amounts are presented in your balance sheets and statements of cash flows;
    f. Whether advances to stockholders at each balance sheet date are likely to be repaid and why the advances are properly classified as assets rather than a reduction of equity given the guidance in SAB Topics 4:E and 4:G; and
    g. The nature of the arrangement whereby your stockholder collected cash revenues on your behalf and how you accounted for and presented the transactions and cash flows in your balance sheets and statements of income and cash flows.

33. Please explain to us in detail the capital structure of Shenzhen Fuqi ("operating company") and Fuqi International Holdings ("shell company") both before and after the May 17, 2006 recapitalization. In doing so, specifically address whether the operating company, a limited liability company, was a taxable entity prior to such recapitalization. If not, explain to us why you reflected the operating company as such in your financial statements during these periods. Also, please explain to us how you accounted for the recapitalization and why the shares issued in return for the net assets of the shell company are retroactively reflected as outstanding shares for each period presented in your

statements of stockholder' equity on page 56. If you conclude that the shares issued to the shell company should not be retroactively reflected as outstanding shares for each period presented, please revise your statements of stockholders' equity accordingly and make conforming revisions to the weighted average number of shares used in computing earnings per share. In addition, with respect to both the May 2006 and November 2006 recapitalizations, please tell us the number of shares retained by the shell company and provide us with the share exchange ratio, with the share exchange ratio being the number of shares issued by the shell company to the operating company as compared to the number of shares previously outstanding in the operating company.

Condensed Consolidated Statements of Income and Comprehensive Income, page 41

34. You disclose on page 22 that cost of sales includes factory overhead. Please clarify for us whether this item includes charges for depreciation. If not, please revise the cost of sales line item caption to clearly indicate that it excludes such charges. Please refer to SAB Topic 11:B.

Note (8) Pro Forma Information, page 52

35. In light of your disclosures on page 30 regarding the nominal compensation paid to your Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer during 2003, 2004, and 2005, as well as your disclosure in the subject footnote that you intend "to increase the annual compensation through substantially higher salaries in lieu of dividends," please tell us why you believe you are not required to reflect in your historical financial statements the value of such services rendered as a capital contribution. Refer by analogy to SAB Topics 1:B:1 and 5:T. Based on the pro forma information you provide, we assume that measurement of the value of the contributed services is not an issue.

Report of Independent Registered Public Accounting Firm, page 53

36. We note that your audit report is signed by Stonefield Josephson, Inc. out of Central, Hong Kong. However, we note that Stonefield Josephson, Inc.'s registration with the PCAOB lists the applicant country as the United States. Additionally, the application for registration with the PCAOB for Stonefield Josephson, Inc. does not list an office in Hong Kong, nor does Stonefield Josephson, Inc.'s website list an office in Hong Kong. Please tell us whether the firm that signed the report is the same firm registered with the PCAOB. If the firm that signed the report is an affiliate of the firm registered with the PCAOB, please tell us its legal name and whether it is registered with the PCAOB. Please be advised that if you restate the financial statements included in this filing, you must provide an audit opinion from a firm registered with the PCAOB.

37. The report of your independent accountants refers to the "auditing standards" of the Public Company Accounting Oversight Board (United States) rather than the "standards" of the Public Company Accounting Oversight Board (United States) as is required by PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit. Please obtain and file a revised audit opinion from your independent public accounting firm that refers to the "standards" of the PCAOB.

Statement of Cash Flows, page 57

38. Please explain to us why it is appropriate to net advances from affiliate with repayments to affiliate. See paragraphs 11-13 of SFAS 95. Additionally, please clarify whether the $991,326 loan was provided by a related or non-related party. The line item captions on your cash flows statements on pages 57 and 42 vary in this respect.

Notes to Financial Statements, page 58

Note (1) Summary of Significant Accounting Policies, page 58

General

39. Please tell us and disclose your policies for classifying shipping and handling costs and related amounts billed to customers in the statements of income. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. See EITF 00-10.

40. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating and selling and general and administrative expenses line items. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, warehouse costs, and the other costs of your distribution network in cost of sales. With the exception of warehouse costs, if you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as operating and selling expenses or general administrative expenses. To the extent the excluded costs are material to your operating

results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Anh Tran, Esq.
       Fax: (310) 552-5001